Exhibit (a)(1)(J)

[NAME]

[ADDRESS]

[DATE]

Re: Repricing of Stock Options

Dear __________:

I am pleased to announce that the Board of Directors of Vincerx Pharma, Inc. (the “Company”) and the stockholders of the Company have approved the repricing of your stock options. As a result, effective on August 12, 2024 (the “Effective Date”), the exercise price of all outstanding stock option(s) held by you that were granted under the Company’s 2020 Stock Incentive Plan (the “2020 Plan”) and were “underwater” (had an exercise price per share greater than $0.5485) was reduced to $0.55 per share, the closing price of the Company’s common stock as of the Effective Date (the “Reduced Exercise Price” and such options, the “Repriced Options”), subject to certain conditions, including a Retention Period that is described in this letter.

You must remain in continuous Service with the Company for a specified “Retention Period” in order to be able to exercise your Repriced Option(s) at the Reduced Exercise Price. The Retention Period begins on the Effective Date and ends on the earlier of (i) August 12, 2025, (ii) upon a Change in Control during your Service with the Company, (iii) your death, (iv) your Disability and (v) your termination of Service with the Company without Cause. If you exercise a Repriced Option prior to the end of the Retention Period, or your Service with the Company ceases prior to the end of the Retention Period for any reason other than as a result of your death, Disability or termination by the Company without Cause, you will be required to pay a premium exercise price equal to the original (higher) exercise price per share of the stock option. The capitalized terms “Service”, “Change in Control” and “Disability” used herein have the meanings set forth in the 2020 Plan. The capitalized term “Cause” used herein has the meaning set forth in the original Notice of Stock Option Grant and Stock Option Agreement for the Repriced Option(s) (the “Original Option Grant Paperwork”).

All features of your Repriced Option(s), as originally granted, will remain the same (including the number of shares, vesting schedule and expiration date), except that, as of the Effective Date the exercise price is amended to equal the Reduced Exercise Price, which will apply for any exercises on and after completion of the Retention Period.

260 Sheridan Avenue, Suite 400, Palo Alto, CA 94306

www. vincerx.com

Your Repriced Option(s) continue to be subject to the terms and conditions of the 2020 Plan and your Original Option Grant Paperwork (except for the change to the exercise price and the Retention Period described in this letter). You will not receive a new Notice of Stock Option Grant and Stock Option Agreement reflecting the changes described above for your Repriced Options. The terms of your Repriced Options will be reflected in your E*Trade account as soon as practicable. You should retain a copy of this letter with your Original Option Grant Paperwork. Except as expressly set forth in this letter, no change or amendment is being made to your original options and applicable Original Option Grant Paperwork(s).

Please contact me if you have any questions about the repricing of your stock options.

Sincerely,

Gabriela Jairala

Vice President, Investor Relations & Corporate Communications and Chief of Staff

260 Sheridan Avenue, Suite 400, Palo Alto, CA 94306

www. vincerx.com